Exhibit 3.11

CERTIFICATE OF AMENDMENT
OF THE ARTICLES OF INCORPORATION
OF LEASING SOLUTIONS, INC.


        The undersigned do hereby certify as follows:

        1. They are the President and Secretary, respectively, of Leasing Solutions, Inc., a California corporation (the "Corporation").

        2. Subparagraph (a) of Article Four of the Articles of Incorporation of the Corporation is amended to read as follows:

"Four: (a) The Corporation is authorized to issue two classes of shares to be designated, respectively, as "Common Stock" and "Preferred Stock". The total number of authorized shares of stock which the Corporation may issue is 65,000,000, of which 60,000,000 shares shall be shares of Common Stock and 5,000,000 shall be shares of Preferred Stock."

        3. The foregoing amendment of Articles of Incorporation has been duly approved by the Board of Directors of the Corporation.

        4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders of the Corporation in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of the Corporation is 8,202,101 shares of Common Stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%. No preferred shares outstanding.

        We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATED:  May 26, 1998


                                                Hal J Krauter, President



                                                Glenda B. Allen, Secretary